Contact

www.linkedin.com/in/vincent-gioe-05abb846 (LinkedIn)

Vincent Gioe

CEO Howie's Spiked

Inlet Beach, Florida, United States

Summary

Vince Gioe is currently CEO of Howie’s Spiked, best known for their RTD brand Alc-A-Chino which encompasses a portfolio of premium spiked coffee lattes. He has stewarded significant growth during his tenure at the company, starting with availability in just a handful of states when entering the role in late 2022, to nearly half the country currently. His extensive beverage experience along with key product and packaging innovations for Alc-A-Chino are making his vision for “the Spiked Coffee Shop Experience” in RTD a reality.

His career also included over three decades of experience with global beverage giant Coca-Cola that provided Vince with a broad set of experiences in Coke’s worldwide business, enabling a strong understanding of what’s needed to deliver success. That experience included leadership of North American Mergers and Acquisitions, CFO of the US Foodservice and On-Premise Business, Director of Business Affairs (overseeing team handling Key Marketing Asset Deals), CFO of Worldwide Concentrate Manufacturing and Finance Director of Global Procurement.

Vince’s extensive M&A experience (which covered a broad range of deals including bottlers, brands, licensing and emerging brand investments) gives him unique insights for what is required to successfully position a company with an emerging brand for a valuable exit.

Mr. Gioe graduated with top honors from Georgia Tech, has a CPA, and is on the board of ProVeda.

Experience

Howie's Spiked Beverages

Chief Executive Officer

October 2022 - Present (2 years)

Basking Ridge, New Jersey, United States

The Coca-Cola Company
VP Business Development & Business Affairs
January 2010 - November 2022 (12 years 11 months)

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Education

Georgia Tech
BS, Indistrial Management